UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. ) 1/


                            BioTransplant, Inc.
               -----------------------------------------
                           (Name of Issuer)


                   Common Stock, $.01 par value
               -----------------------------------------
                    (Title of Class of Securities)


                             09066Y107
                -----------------------------------------
                          (CUSIP Number)





      1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rho Management Partners L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

                    5    SOLE VOTING POWER

                             750,288 Shares (includes warrants to purchase 38,466 Shares)


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    750,288 Shares (includes warrants to purchase
                             38,466 Shares)

                    8    SHARED DISPOSITIVE POWER

                             0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      750,288 Shares (includes warrants to purchase 38,466 Shares)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.7%


12   TYPE OF REPORTING PERSON*

      PN

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rho Management Trust II


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

                    5    SOLE VOTING POWER

                             0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                750,288 Shares (includes warrants to purchase
                             38,466 Shares)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0


                    8    SHARED DISPOSITIVE POWER

                             750,288 Shares (includes warrants to purchase 38,466 Shares)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      750,288 Shares (includes warrants to purchase 38,466 Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      8.7%


12   TYPE OF REPORTING PERSON*

      OO

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of South Africa

                    5    SOLE VOTING POWER

                             0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                750,288 Shares (includes warrants to purchase
                             38,466 Shares)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0


                    8    SHARED DISPOSITIVE POWER

                             750,288 Shares (includes warrants to purchase 38,466 Shares)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      750,288 Shares (includes warrants to purchase 38,466 Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      8.7%


12   TYPE OF REPORTING PERSON*

      IN

Item 1.     Name and Address of Issuer.

      (a) This statement on Schedule 13G is filed with respect to the securities of BioTransplant, Inc., a Delaware corporation (the "Company").

      (b) The Company has its principal executive offices at Charlestown Navy Yard, Building 75, Third Avenue, Charlestown, Massachusetts 02129.


Item 2.     Identity of Persons Filing.

      (a) This Statement is being filed by Rho Management Partners L.P. ("Rho"), a New Jersey limited partnership, Rho Management Trust II, a New York grantor trust (the "Trust"), and Joshua Ruch. Rho is investment advisor to the Trust, formerly known as Everest Trust, the registered owner of the Shares. Joshua Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation, which is sole general partner of Rho, and Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory duties concerning the Shares may be delegated by Rho.

      (b)-(c) Rho is a New Jersey limited partnership, with its address at Cedarfields, Cedar Ridge Road, Bedminster, New Jersey 07921. The Trust is a New York grantor trust, with its address at RMC, 767 Fifth Avenue, New York, New York 10153, and the trustee of the Trust is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Mr. Ruch is a citizen of the Republic of South Africa, with his address at RMC, 767 Fifth Avenue, New York, New York 10153.

      (d)-(e) The class of securities is the Common Stock, par value $.01 per share (the "Shares"), of the Company and the CUSIP number is 09066Y107.


Item 3.     Filings Pursuant to Rule 13d-1(b) or Rule 13d-2(b).

      Not applicable.



Item 4.     Ownership.

      (a) As of December 31, 1996, each of Rho, the Trust and Joshua Ruch beneficially owned 750,288 Shares (including warrants for 38,466 Shares).

      (b) As a percentage of the 8,548,874 Shares outstanding as of November 12, 1996 (based on information obtained from the Company's most recently filed Form 10-Q), and after giving effect to Shares subject to options, warrants, rights or conversion privileges, each of Rho, the Trust and Joshua Ruch may be deemed beneficially to own 8.7% of the Company's total outstanding Shares.

      (c) Pursuant to an investment advisory agreement between Rho and the Trust, Rho has sole power to vote and to dispose of the Shares held in the name of the Trust, and accordingly Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to be the beneficial owner of all 750,288 Shares covered by this Statement. Pursuant to such investment advisory agreement, the Trust may be considered to retain shared power to vote and to dispose of the 750,288 Shares covered by this statement. As the controlling person of Rho, Joshua Ruch may be deemed to share voting and dispositive power over the 750,288 Shares reported herein by Rho.
Rho disclaims any economic interest in the Shares covered by this Statement.


Item 5.     Ownership of Five Percent or Less of a Class.

      Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person
                                         .

      Not applicable.


Item 7.     Acquisitions by Subsidiaries.

      Not applicable.


Item 8.     Members of the Group.

      Not applicable.


Item 9.     Notice of Dissolution of Group.

      Not applicable.


Item 10.    Certification.

      Not applicable.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

    By:  /s/ Joshua Ruch
    Title:  President


RHO MANAGEMENT TRUST II
By: RHO MANAGEMENT COMPANY, INC.
    as Investment Advisor

    By: /s/ Joshua Ruch
    Title: President


JOSHUA RUCH

/s/ Joshua Ruch